

October 16, 2013

Charles E. Christmas
Senior Vice President, Chief Financial Officer and Treasurer
Mercantile Bank Corporation
310 Leonard St., N.W.
Grand Rapids, Michigan 49504

**Re:      Mercantile Bank Corporation
            Registration Statement on Form S-4
            Filed September 17, 2013
            File No.  333-191212**

Dear Mr. Christmas:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1.  Please provide the staff with the board books.

2.  Please revise to include Mercantile's financial projections given to FirstBank or its financial advisor and FirstBank's financial projections given to Mercantile or its financial advisor.

Joint Proxy Statement/Prospectus Cover Page

3.  Please indicate the aggregate number of shares you are offering.  See Item 501(b)(2) of Regulation S-K.

4. Please disclose the trading price of FirstBank common stock on August 14, 2013 and make conforming changes to the consideration discussions in the Q&A section on page 1 and the Summary on page 10.

What is the value of the merger consideration, page 1

5. In this section, and again on page 10, please include a discussion of the $2.00 dividend and the inflationary effect this has on the current trading price of Mercantile stock. Please also address this in a risk factor.

What are the material U.S. federal income tax consequences of the merger, page 7

6. Please revise this section to state that you have received an opinion that the merger will constitute reorganization.

Summary

Recommendation of the Board of Directors of Mercantile, page 11
Recommendation of the Board of Directors of FirstBank, page 11

7. Please include a substantive reason for the merger in each subsection.

Interests of Mercantile Directors and Executive Officers in the Merger, page 12
Interests of FirstBank Directors and Executive Officers in the Merger, page 13

8. Please quantify the aggregate amount each director and officer will receive as a result of the merger. Please provide more granular disclosure and quantification in the main section.

The Merger, page 57

Background of the Merger, page 57

9. Expand the statements throughout this section on the exploration and discussion of strategic alternatives to this merger to briefly clarify what those alternatives were and the reasons for not pursuing them.

10. In the last paragraph on page 50 regarding the May 16, 2013 meeting, disclose the exchange ratio(s) discussed and how that compared to the trading price of FirstBank at the time.

11. In the last paragraph on page 52 or at another appropriate place, state the premium to FirstBank implied in the 1:1 exchange ratio.

Mercantile's Reasons for the Merger; Recommendation…, page 54

12. If the referenced efficiencies have been quantified, please disclose.

Opinion of Mercantile's Financial Advisor
Summary of Analysis by KBW, page 59

13. Disclose that KBW has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Engagement of KBW by Mercantile, page 65

14. Expand the disclosure on compensation received in the past two years to include all compensation, not just compensation for investment banking. Please refer to Section 1015(b)(4) of Regulation M-A.

FirstBank'sReasons for the Merger; Recommendation…, page 66

15. If the referenced cost savings have been quantified, please disclose.

16. The board should specifically note any financial advisor analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction.

Opinion of FirstBank's Financial Advisor…, page 69

17. In the first full paragraph on page 72 disclose that Sandler O'Neill has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

18. Please disclose the aggregate compensation received by Sandler O'Neill in the past two years for all services.  Please refer to Section 1015(b)(4) of Regulation M-A.

Material U.S. Federal Income Tax Consequences, page 119

19. Delete the language that the discussion is "for general information purposes only," as it is inappropriate.

20. Revise the first paragraph on page 120 to clarify that you have opinions of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

Legal Matters, page 144

21. Please provide the addresses of counsel.

Where you can find more information, page 148

22. Please remove the incorporation by reference of both companies' March 2013 proxy statements.  You can only incorporate future proxy statements.  The relevant portions of the 2013 proxy statement will be picked up by the incorporation of your 10-K.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4 – Pro Forma Adjustments, page 128

23. Please revise pro forma notes A, B, F, G and H to disclose the estimated timeframes over which the fair value adjustments will be recognized.

24. In regard to pro forma Note L, please tell us how you have accounted for the credit adjustment mark to the loans within the unaudited pro forma condensed combined income statements presented.

Annex C

25. Please Eliminate the word "solely" in the second full paragraph, reliance on the fairness opinion may not be limited by person.

Exhibits

26. Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff's review.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney